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                              FOR IMMEDIATE RELEASE


                     VIRBAC S.A. COMMENCES TENDER OFFER FOR
                 ALL PUBLICLY HELD SHARES OF VIRBAC CORPORATION


Carros,  France, and Fort Worth, Texas - August 18, 2006 - Virbac S.A. (Euronext
- Compartiment B / Code ISIN:  FR0000031577)  and Virbac  Corporation  (Nasdaq -
VBAC) announced today that Labogroup Holding, Inc., a U.S. wholly owned subsidiary of Virbac S.A. ("Labogroup"), commenced a cash tender offer for all outstanding shares (the "Shares") of common stock, par value $.01 per share, of Virbac Corporation, other than those Shares already owned by Virbac S.A., Labogroup and their subsidiaries (collectively, the "Virbac S.A. Group"), at $5.25 per Share (the "Offer").

The Offer is being made pursuant to an Offer to Purchase, dated August 18, 2006, and in connection with a Tender Offer and Merger Agreement, dated August 10, 2006, among Virbac Corporation, Virbac S.A., Interlab S.A.S., a French wholly owned subsidiary of Virbac S.A., and Labogroup (the "Merger Agreement"). The Offer is scheduled to expire at Midnight, New York City time, on Friday, September 15, 2006, unless the Offer is extended.

The Offer is subject to a non-waivable condition that there be validly tendered and not withdrawn that number of Shares which, when added to the Shares already owned by the Virbac S.A. Group, will constitute not less than ninety percent (90%) of the total number of outstanding Shares as of the date the Shares are accepted for payment pursuant to the Offer. If completed, the Offer would be followed promptly by a merger of Labogroup into Virbac Corporation. Non-tendering stockholders would receive the same cash price per share in the merger as in the Offer. The Offer is not subject to any financing condition.

A special committee of independent directors of Virbac Corporation (the "Special Committee") has unanimously determined that the Offer and the merger are advisable, fair to and in the best interests of the stockholders of Virbac Corporation (other than the Virbac S.A. Group) and has unanimously recommended that those stockholders accept the Offer and tender their shares in the Offer. The full Board of Directors of Virbac Corporation has unanimously approved the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

The depositary agent for the Offer is Mellon Investor Services LLC and the information agent for the Offer is Morrow & Co., Inc.


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BMO Capital  Markets Corp.  is acting as financial  advisor and Baker & McKenzie
LLP is providing legal counsel to Virbac S.A. BMO Capital Markets Corp. is also acting as dealer manager for the Offer.

Houlihan Lokey Howard & Zukin is acting as financial advisor and Latham & Watkins LLP is providing legal counsel to the Special Committee of Virbac Corporation.

A tender offer statement and related materials may be obtained free of charge by directing such requests to Morrow & Co. Inc., 470 West Avenue, Stamford, CT 06902, or by calling Morrow & Co. Inc. toll free at (800) 607-0088.

A tender offer statement and Schedule 13E-3 on Schedule TO was filed by Virbac S.A., Interlab S.A.S, Labogroup and Virbac Corporation with the U.S. Securities and Exchange Commission ("SEC") on August 18, 2006, and a solicitation/recommendation statement on Schedule 14D-9 was filed by Virbac Corporation with the SEC on August 18, 2006. Investors and stockholders of Virbac Corporation are advised to carefully read these materials, as they will contain important information on deciding whether to tender their Shares, as well as on the process for tendering Shares. Investors and stockholders of Virbac Corporation may obtain these and other documents filed by Virbac S.A., Interlab S.A.S, Labogroup and Virbac Corporation free of charge from the SEC's web site at www.sec.gov.

ABOUT VIRBAC S.A.:

Founded in 1968 and located in Carros, France, nearby Nice, Virbac S.A. is a global pharmaceutical company dedicated exclusively to animal health. It ranks 9th among veterinary companies worldwide. Its large range of biological and pharmaceutical products offers treatment and prevention for companion and food producing animals main pathologies. Virbac products are sold in more than 100 countries and through 24 foreign subsidiaries; the Group employs 2,230 people worldwide. Virbac S.A. has been listed on the Paris stock exchange (now Euronext
(R)) since 1985.

This press release is available on Virbac S.A.'s website at www.virbac.com, and on the website of the AUTORITE DES MARCHES FINANCIERS at www.amf-france.org.

ABOUT VIRBAC CORPORATION:

Virbac, located in Fort Worth, Texas, markets leading veterinary products under the brand names of Soloxine(R), C.E.T.(R) Home Dental Care, the Allerderm line of dermatology products, IVERHART(R) PLUS Flavored Chewables, and Preventic(R). For more information on Virbac Corporation and its products, please visit www.virbaccorp.com.

DISCLAIMERS

No communication or information relating to the Offer may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America. No action has been (or will be) taken in any jurisdiction where

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

such action would be required outside of the United States of America in order to permit a public offer. The Offer and the acceptance of the Offer may be subject to legal restrictions in certain jurisdictions. Virbac S.A. assumes no responsibility for any violation of such restrictions by any person.

This press release, including any information included or incorporated by reference in this press release, contains "forward-looking statements" concerning Virbac S.A. and Virbac Corporation. These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

This document does not constitute, or form part of, a tender offer in France for a class of equity securities of Virbac Corporation or an offer or invitation to purchase any Virbac S.A. rights and shares and neither it nor part of it shall form the basis of, or be relied upon in connection with, any contract or commitment whatsoever.


                     VIRBAC: PASSIONATE ABOUT ANIMAL HEALTH

               Euronext - Compartiment B / code ISIN: FR0000031577
                   Corporate Finance: Phone: 33 4 92 08 71 32
              E-mail: finances@virbac.fr - Website: www.virbac.com

                      VIRBAC S.A. CONTACT: MICHEL GARAUDET
                             CHIEF FINANCIAL OFFICER

                 VIRBAC CORPORATION CONTACT: MS. JEAN M. NELSON
              EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER
                                 1-818-831-5030

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